SEC
Mail Processing
Section
MAR 01 2019
Washington DC
408

SI

19006443

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-42036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GAM SERVICES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 ROCKEFELLER PLAZA
(No. and Street)

NEW YORK	NEW YORK	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN RANCICH 212-407-4604
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

GAM SERVICES INC.

Financial Statements
and Supplemental Information

December 31, 2018

(With Report of Independent Registered Public Accounting Firm)

OATH OR AFFIRMATION

I, John Rancich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GAM SERVICES INC., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer, Chief Operating Officer

Title

Notary Public

LESLIE ALWADISH
NOTARY PUBLIC, State of New York
No. 01AL4652847
Qualified in New York County
Commission Expires Feb. 10, 2022

New York NY 2/22/19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Statement
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAM SERVICES INC.

Financial Statements
and Supplemental Information

December 31, 2018

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of GAM Services Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GAM Services Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholder's equity and cash flows for year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II- Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2018.

New York, New York
February 26, 2019

GAM SERVICES INC.

Statement of Financial Condition

December 31, 2018

Assets

Cash	$	382,500
Other assets		43,300
Total assets	$	425,800

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses	$	29,600
Due to Parent-net		42,800
Total liabilities		72,400
Stockholder's equity:		
Common stock, par value $1 per share. authorized 3,000 shares; issued and outstanding 100 shares		100
Additional paid-in capital		309,600
Retained earnings		43,700
Total stockholder's equity		353,400
Total liabilities and stockholder's equity	$	425,800

See accompanying notes to financial statements.

GAM SERVICES INC.

Statement of Operations

Year ended December 31, 2018

Revenues:		
Distribution fees from Parent	$	187,900
Expenses:		
Administrative expenses		200,000
Professional fees		98,500
Other expenses		27,000
Total expenses		325,500
Loss before income tax benefit		(137,600)
Income tax benefit		44,400
Net loss	$	(93,200)

See accompanying notes to financial statements.

GAM SERVICES INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2018

	Common stock								
	Shares		Par value		Additional paid-in capital		Retained earnings		Total stockholder's equity
Balance at beginning of year	100	$	100	$	309,600	$	136,900	$	446,600
Net loss							(93,200)		(93,200)
Balance at end of year	100	$	100	$	309,600	$	43,700	$	353,400

See accompanying notes to financial statements.

GAM SERVICES INC.

Statement of Cash Flows

Year ended December 31, 2018

Cash flows from operating activities:		
Net loss	$	(93,200)
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease in due from Parent-net		102,100
Increase in other assets		(6,100)
Decrease in accrued expenses		(46,300)
Increase in due to Parent-net		42,800
Net decrease in cash		(700)
Cash		
Beginning of year		383,200
End of year	$	382,500
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	$	-

See accompanying notes to financial statements.

GAM SERVICES INC.

Notes to Financial Statements

December 31, 2018

(1) Organization

GAM Services Inc. (the Company), a Delaware corporation, was organized on October 3, 1989. The Company is engaged in the private placement of unaffiliated unregistered funds (the Funds) and generates revenue by providing sales and marketing support to GAM USA Inc. (the Parent), pursuant to a service agreement, through management fees earned by the Parent with respect to the Funds. The Company is a registered limited purpose broker-dealer with the Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority Inc. The Company is a wholly owned subsidiary of the Parent which is owned by GAM Group AG. The Company's ultimate parent is GAM Holding AG, a Swiss holding company.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which may require the use of management estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Cash

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2018, the Company had no cash equivalents.

(c) Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, on January 1, 2018 using the modified retrospective approach and has determined that there was no cumulative-effect adjustment to opening retained earnings. The Company generates revenue by providing sales and marketing supports to the Parent, pursuant to a service agreement, through management fees earned by the Parent with respect to the Funds. Revenue is recognized when control of the service is transferred to the customer in the amount that best reflects the consideration to which the Company expects to be entitled in exchange for the service.

The distribution fees are generally based on a fixed rate, as a percentage, to the net asset value placed with respect to the Funds and are received monthly. As the distribution fees are based on factors outside of the Company's control, including market movements and client behavior, such revenue is recognized when it is probable that a significant reversal will not occur.

For the period from January 1, 2018 through September 30, 2018, the fixed rate is 0.075%. Effective October 1, 2018, pursuant to a revised service agreement, the distribution fees are 50% of the net management fees earned by the Parent. Such management fees are computed based on .45% of the net asset value placed with respect to the Funds.

(d) ***Income Taxes***

The Company is included in the consolidated federal and combined state and local tax returns of the Parent. The Company computes its federal, state, and local income taxes on a separate entity basis and is subject to the utilization of tax attributes in the Parent's consolidated income tax provision. Current and deferred tax liabilities and assets are settled with the Parent on a current basis.

(e) ***Recent Accounting Pronouncements***

In February 2016, the FASB issued a new standard related to leases to increase transparency and comparability among organizations by requiring the recognition of operating lease right-of-use ("ROU") assets and lease liabilities on the statement of financial condition. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company is also required to recognize and measure new leases at the adoption date and recognize a cumulative-effect adjustment in the period of adoption using a modified retrospective approach, with certain practical expedients available.

Since the Company does not have any leases, the Company has determined that there was no impact on the statement of Financial Condition and the Company's Computation of Net Capital.

(3) Income Taxes

Pursuant to a tax sharing arrangement with the Parent, which allows for current treatment of all temporary differences, the Company treats such differences as current.

The components of current income tax benefit for the year ended December 31, 2018 are:

Federal	$	24,800
State and local		19,600
Total	$	44,400

The effective tax rate of 32% differs from the statutory federal rate of 21% due to state and local income taxes.

On December 31, 2009, the Company adopted Accounting Standards Codification 740-10-25, *Accounting for Uncertainty in Income Taxes* (ASC 740-10-25). ASC 740-10-25 clarifies the accounting for uncertainty in tax positions and prescribes guidance related to the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10-25 also requires recognition in the statement of financial condition of the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position. As of December 31, 2018, the Company had no uncertain tax positions that ASC 740-10-25 required be recognized or disclosed in the

statement of financial condition. The following are the major tax jurisdictions for the Company and the earliest tax year subject to examination: Federal, New York state and city – 2015.

(4) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company computes its net capital under the aggregate indebtedness standard permitted by the Rule. The Company's minimum net capital requirement is the greater of 6-2/3% of the aggregate indebtedness, as defined, or $25,000. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain provisions of the Rule. At December 31, 2018, the Company was in compliance with this requirement and had net capital, as defined, of $310,000 exceeding the requirements by $285,000. The Company's aggregate indebtedness to net capital ratio was 0.23 to 1 at December 31, 2018.

(5) Concentration of Credit Risk

The Company maintains a checking account in a financial institution. The account is insured by the Federal Deposit Insurance Company ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

(6) Related Party Transactions

The Company shares certain administrative expenses with its Parent. These administrative expenses are allocated to the Company pursuant to an expense sharing agreement between the parties. The amount incurred by the Company pursuant to this agreement amounted to $200,000 for the year ended December 31, 2018.

The Company earned $187,900 for acting as the selling and private placement agent for the Funds pursuant to a service agreement between the Company and the Parent. Included in due to Parent-net amounted to $42,800 at December 31, 2018 is a receivable of $324,700 related to these services and payables totaling $367,500 representing amounts pursuant to the expense sharing and tax sharing agreements.

(7) Subsequent Events

The Company has evaluated events subsequent to December 31, 2018 through February 26, 2019, which represents the date the financial statements were available to be issued. The Company has no material subsequent events to report.

SUPPLEMENTAL INFORMATION

Schedule I

GAM SERVICES INC.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2018

Computation of net capital pursuant to SEC Rule 15c3-1:		
Total stockholder's equity from statement of financial condition	$	353,400
Deduct stockholder's equity not allowed for net capital		—
Deduct non allowable assets		(43,400)
Total stockholder's equity qualified for net capital		310,000
Haircut on securities:		
Money market fund		—
Net capital	$	310,000
Aggregate indebtedness:		
Total liabilities per statement of financial condition	$	72,400
Computation of basic net capital requirement:		
Minimum net capital (6-2/3% of aggregate indebtedness)		4,800
Minimum dollar net capital requirement		25,000
Net capital requirement (greater of the above)		25,000
Excess net capital	$	285,000
Ratio of aggregate indebtedness to net capital		0.23 to 1

No reconciliation is required between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA FOCUS filing as of December 31, 2018.

See report of independent registered public accounting firm.

GAM SERVICES INC.

Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Under SEC Rule 15c3-3
(Schedule II)

December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, in that the Company's activities throughout the most recent fiscal year, without exception, are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule 15c3-3.

See report of independent registered public accounting firm.

ADDITIONAL REQUIRED INFORMATION

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying GAM Services Inc. Exemption Report, in which (1) GAM Services Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

New York, NY
February 26, 2019

GAM Services Inc. Exemption Report

GAM Services Inc.(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

GAM Services Inc.

I, John Rancich, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Treasurer

Date: February 26, 2019